Exhibit 12

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Three Months Ended April 29, 2006 and April 30, 2005

and for the Most Recent Five Fiscal Years

(Millions of Dollars)

	Three Months Ended		Fiscal Year Ended
	April 29,	April 30,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,
	2006	2005	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$554	$494	$2,408	$3,198	$1,809	$1,623	$1,340
Earnings from discontinued operations, net of tax	—	—	—	(75)	(190)	(247)	(239)
Gain on disposal of discontinued operations, net of tax	—	—	—	(1,238)	—	—	—
Provision for income taxes	332	302	1,452	1,146	984	851	675
Earnings from continuing operations before income tax	886	796	3,860	3,031	2,603	2,227	1,776

Fixed charges:
Interest expense	152	125	532	607	569	618	517
Interest portion of rental expense	22	20	84	85	68	48	50
Total fixed charges	174	145	616	692	637	666	567

Less:
Capitalized interest	(10)	(7)	(42)	(18)	(8)	(13)	(33)

Fixed charges in earnings	164	138	574	674	629	653	534

Earnings available for fixed charges	$1,050	$934	$4,434	$3,705	$3,232	$2,880	$2,310

Ratio of earnings to fixed charges	6.03	6.44	7.21	5.35	5.07	4.33	4.07

Note: Computation is based on continuing operations.